

September 27, 2024

Andrew Cohen
Chief Executive Officer
Chain Bridge I
8 The Green # 17538
Dover, DE 19901

> **Re: Chain Bridge I**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 16, 2024**
> **File No. 001-41047**

Dear Andrew Cohen:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jennifer Wong, Esq.